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Exhibit 12.1

Staples, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Fiscal Year Ended
	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007	January 28, 2006
Earnings:
Income before income taxes and noncontrolling interests	$1,155,894	$1,243,084	$1,554,482	$1,471,328	$1,235,299
Interest portion of rental expense	239,106	223,368	193,850	183,854	169,825
Interest expense, net of capitalized interest	237,025	149,774	38,335	47,810	56,774
Capitalized interest	—	—	—	188	—
Pre tax earnings (losses) from equity method investees	(1,373)	(1,013)	(192)	—	7
Less: capitalized interest	—	—	—	(188)	—
Less: noncontrolling interests	(18,440)	(8,957)	802	321	(298)

Earnings	$1,612,212	$1,606,256	$1,787,277	$1,703,313	$1,461,607

Fixed charges:
Interest portion of rental expense	$239,106	$223,368	$193,850	$183,854	$169,825
Interest expense, net of capitalized interest	237,025	149,774	38,335	47,810	56,774
Capitalized interest	—	—	—	188	—

Fixed charges	$476,131	$373,142	$232,185	$231,852	$226,599

Ratio of earnings to fixed charges	3.39	4.30	7.70	7.35	6.45

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  Exhibit 12.1
Staples, Inc. Statement of Computation of Ratio of Earnings to Fixed Charges (in thousands, except ratios)